FinTron Invest, LLC
Balance Sheets
(Unaudited)

	January 31, 2020	January 31, 2019
ASSETS		
Cash	$ 75,105	$ 1,511
Prepaid subscription	5,000	1,000
Total current assets	80,105	2,511
Software and Intellectual Property	16,487	11,487
Equipment	10,000	10,000
Total assets	$ 106,592	$ 23,998
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts Payable	$ 9,000	$ -
Total current liabilities	9,000	-
Convertible Note	30,000	-
Total liabilities	39,000	-
Commitments and contingencies	-	-
Members' capital	291,150	72,150
Accumulated deficit	(223,558)	(48,152)
Total shareholders' equity	67,592	23,998
Total liabilities and shareholders' deficit	$ 106,592	$ 23,998